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                              May 12, 2022

       Paul Bay
       Chief Executive Officer
       Ingram Micro Holding Corp.
       3351 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Ingram Micro
Holding Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 13,
2022
                                                            CIK No. 0001897762

       Dear Mr. Bay:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 13, 2022

       Glossary
       Certain Definitions, page vi

   1. We note that you will be controlled by "entities affiliated with Platinum Equity, LLC,"
                                                        which you refer to
collectively as "Platinum." Please revise the definition of "Platinum"
                                                        on page vi to identify
the "entities affiliated with Platinum Equity, LLC" that you will be controlled by. To the
extent that your references to "Platinum" are intended to refer to Imola JV Holdings
L.P., as your disclosure in the organizational diagram on page 10 and footnote (1) to the
beneficial ownership table on page 175 seems to suggest, please revise the definition
and your disclosure elsewhere throughout the filing as appropriate.
 Paul Bay
Ingram Micro Holding Corp.
May 12, 2022
Page 2
Prospectus Summary
Imola Mergers, page 10

2. Please indicate the economic and voting interests to be held by the various stakeholders, including Imola JV Holdings L.P. and public shareholders, in the organizational diagram you provide showing the organizational structure after giving effect to the Imola Mergers and the completion of this offering. In addition, please include the names of your key subsidiaries and provide a brief description of their activities. Risk Factors
Risks Related to Our Business and Our Industry
In connection with the primary closing of the CLS Sale . . ., page 22

3. We note your disclosure that certain components of the TSA may be extended under certain circumstances. Please disclose the potential extension period and the impact on your business and financial condition, if material. In this regard, we note that you will allocate significant resources and will require significant time and attention from your management and other associates to perform your obligations under the TSA.
Risks Related to the Macroeconomic and Regulatory Environment
We operate a global business that exposes us to risks . . ., page 33

4. Please disclose whether your operations in Russia are material to your business. In this regard, we note that your Cloud business has an office in Russia that employs engineering and coding resources that support the operation and maintenance of the Ingram Micro
         Cloud Marketplace.
5. Please disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.
6. To the extent you have a material number of employees located in Russia, please disclose any material risks posed to your business directly or indirectly due to having employees in that region. For example, discuss risks relating to security, internet accessibility, or other infrastructure concerns. In addition, disclose steps you have taken or may take to address these risks, such as relocating personnel to other geographic regions. U.S.-China tensions around technology and national security . . ., page 36 FirstName LastNamePaul Bay
7. We note your disclosure that you distribute products made by Chinese OEMs in the
Comapany    NameIngram
       United  States. To Micro Holding
                          the extent     Corp.
                                     you materially rely on these Chinese OEMs,
please disclose
May 12,the2022
           risksPage
                 of this
                     2 reliance and any disruptions you have experienced due to such reliance.
FirstName LastName
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corp.
Comapany
May        NameIngram Micro Holding Corp.
     12, 2022
May 12,
Page 3 2022 Page 3
FirstName LastName
Risks Related to Our Relationship with Platinum and Being a "Controlled"
Company
"Platinum controls us, and its interests may conflict with ours or yours in the future", page 50

8. Please revise, here or elsewhere in your filing, to disclose the number of board member nominees that may be designated by Platinum.
Capitalization, page 66

9. Please include pro forma adjustments not related to the receipt and use of the offering proceeds in a pro forma column, so that the only adjustments made to arrive at the pro forma as adjusted amounts from the pro forma amounts relate to the receipt and use of the offering proceeds. Similarly revise your pro forma and pro forma as adjusted disclosures elsewhere in the filing to use consistent assumptions and terminology. Refer to Rules 11-
         01(a)(8), 11-02(b)(4) and 11-02(a)(12)(ii) of Regulation S-X.
Unaudited Pro Forma Condensed Combined Statement of Income, page 70

10. Please give pro forma effect to the filing and effectiveness of your amended and restated
         certificate of incorporation, your amended and restated bylaws and the Offering
         Reorganization Transactions, which will occur prior to the consummation of the offering.
         Also, present basic and diluted per share information. Refer to Rules 11-01(a)(8), 11-
         02(b)(4), 11-02(a)(9) and 11-02(a)(12)(ii) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 85

11. Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Refer to Item 303(b) of Regulation
S-K.
12. You disclose amounts excluding the effects of various items, like the CLS inventory revaluation and the Imola Merger-related costs. These amounts appear to represent non-
         GAAP measures. Please include the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented.
Non-GAAP Financial Measures
Adjusted Return on Invested Capital, page 104

13. Please retitle the adjusted income from operations, net of income taxes non-GAAP measure to better reflect what it actually represents. Reconcile the retitled non-GAAP measure to GAAP net income and present return on invested capital using GAAP net income, whenever adjusted return on invested capital is presented. Present the non-GAAP adjustment for the income tax impact directly attributable to your other non-GAAP adjustments as a separate adjustment from any other non-GAAP tax adjustments. Clearly disclose in greater detail how each income tax adjustment was computed. In addition, tell us why you believe it is appropriate to use a normalized 27% non-GAAP tax rate in all
 Paul Bay
Ingram Micro Holding Corp.
May 12, 2022
Page 4
         periods presented, rather than using your actual GAAP income tax expense with only an adjustment for the income tax impact directly attributable to your other non-GAAP adjustments. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Questions
         100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
Liquidity and Capital Resources
Capital Resources, page 108

14. It appears that a material portion of your cash and cash equivalents is located outside the
         United States and will be used to finance your foreign operations. To provide additional context regarding your ability to finance foreign operations, please identify the foreign location(s) of this portion of your cash and cash equivalents. Business, page 116

15. To provide additional context for investors, please disclose how your primary service and product categories disclosed on page 128 relate to your three main lines of business.
         Please also discus the nature of your revenue streams for each line of business. For example, to the extent you have customer contracts in any of your lines of business, disclose the material terms and how such contracts vary between lines of business. Please ensure that your disclosure includes the length of such contracts, renewal terms, pricing terms and termination provisions.
Overview, page 116

16. We note your disclosure on page 123 that "as of January 1, 2022, we had 145 registered and pending patent applications worldwide." Please quantify the number of registered patents you currently hold as compared to those that are currently pending. Please also identify any such patents that are material to your business, as well as the duration and effect of such patents on your business. See Item 101(c)(1)(iii)(B) of Regulation S-K.
Customer Case Studies, page 123

17. You present case studies of customers that have utilized your services. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement.
Government Regulation, page 130

18. We note your disclosure describing the regulations to which you are subject generally.
       Please enhance your disclosure to discuss the specific regulations and regulatory bodies
FirstName LastNamePaul Bay
       that materially affect your business and operations. Include a discussion of the material
Comapany    NameIngram
       effects            Microwith
               that compliance   Holding  Corp. regulations may have upon your
capital
                                     government
May 12,expenditures,
         2022 Page 4earnings and competitive position. See Item 101(c)(2)(i) of Regulation S-K.
FirstName LastName
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corp.
Comapany
May        NameIngram Micro Holding Corp.
     12, 2022
May 12,
Page 5 2022 Page 5
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-10

19. Netting items in your statements of cash flows is generally not appropriate. Only cash flows stemming from investments, loans receivable and debt with original maturities of three months or less may be reported on a net basis. Please present your cash flows on a gross basis for these line items or explain how you meet the applicable guidance for net presentation:

                (Purchase) sale of marketable securities, net; and

                Net (repayments) proceeds from revolving and other credit facilities.

         Also, revise the other assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to
         ASC 230-10-45-7, 45-9 and 45-29.
Note 2 - Significant Accounting Policies
Factoring Programs, page F-16

20. Please include the disclosures required by ASC 860-20-50 regarding your factoring programs.
Note 11 - Segment Information, page F-42

21. Please disclose the revenues from external customers for each product and service or each group of similar products and services. In this regard, you list five product categories on page 81 and numerous products and services within each category. Refer to ASC 280-10-
         50-40.
General

22. Please disclose the basis of all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. For example, we note your statement that your Ingram Micro Cloud
         Marketplace, CloudBlue platform and FSE are "best-in-class," and that you serve as a solutions aggregator that you "believe enables [y]our more than 1,500 vendor partners to serve the technology needs of nearly 90% of the global population."
23. We note disclosure that you relied on data from reports prepared by third parties. To the extent that you commissioned third party research, and attributed disclosure in the registration statement to that third party, please file a consent from the third party, as required by Rule 436 of the Securities Act.
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corp.
Comapany
May        NameIngram Micro Holding Corp.
     12, 2022
May 12,
Page 6 2022 Page 6
FirstName LastName
24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Cristopher Greer